SBC COMMUNICATIONS INC.
                            175 East Houston Street
                            San Antonio, Texas 78205



                                         December 1, 2004


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549-0306

Re:      SBC Communications Inc.
         Request to Withdraw Registration Statement
         On Form S-8 (Registration No. 333-120765)

Ladies and Gentlemen:

         SBC Communications Inc., a Delaware corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission consent to the withdrawal of the Registrant's Registration Statement on Form S-3 (Registration No. 333-120765), which previously was filed with the Commission on November 24, 2004 (the "Registration Statement").

         The Registrant is requesting the withdrawal of the Registration Statement because of an incorrect filing fee for the Registration Statement. No securities have been sold under the Registration Statement.

         The Registrant understands, based on conversations with the Staff of the Division of Corporation Finance, that upon filing this Form RW the Registrant will be terminating the offering described herein and in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement will be credited to the Registrant's account for future use.

         If you have any questions regarding this filing, please contact Wayne Wirtz at 210-351-3736.

                                               Sincerely,


                                                /s/ James D. Ellis
                                                James D. Ellis
                                                Senior Executive Vice President
                                                and General Counsel